FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Cancellation of Listing

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, BELGIUM, CANADA OR JAPAN

Celltech Group plc (“Celltech”)

Cancellation of Listing

Celltech has applied for the cancellation of the listing of Celltech’s ordinary shares, nominal value 50 pence per share (the “Ordinary Shares”), on the Official List of the UK Listing Authority and for the cancellation of the admission to trading of the Ordinary Shares on the London Stock Exchange’s market for listed securities. It is anticipated that cancellation of the listing and admission to trading will take effect from 10 August 2004. Following the cancellation of listing on the Official List and the admission to trading on the London Stock Exchange, Celltech also anticipates that the New York Stock Exchange will delist Celltech’s American Depositary Receipts (“ADRs”) from trading. Celltech will file a Form 15 with the Securities and Exchange Commission to terminate or suspend its reporting obligations under the Securities Exchange Act of 1934 at such time as Celltech is able to provide the relevant certifications related to the number of beneficial holders of its Ordinary Shares and ADRs in the United States.

PRESS ENQUIRIES:

Celltech	Tel: +44 (0)1753 534 655
Richard Bungay

Lazard & Co., Limited (Financial adviser to UCB)	Tel: +44 (0)20 7187 2000
William Rucker
David Gluckman
Samuel Bertrand

Morgan Stanley & Co. Limited (Joint financial adviser to Celltech)	Tel: +44 (0)20 7425 5000
Simon Robey
Mark Warham

J.P. Morgan plc (Joint financial adviser to Celltech)	Tel: +44 (0)20 7742 4000
Bernard Taylor
Julian Oakley

Unless the context otherwise requires, terms used in this announcement have the same meanings as in the Offer Document.  The full terms and conditions of the Offer (including details of how the Offer may be accepted) are set out in the Offer Document, and the accompanying Acceptance Forms.  In deciding whether or not to accept the Offer, Celltech Shareholders must rely solely on the terms and conditions of the Offer and the information, and the procedures described, in the Offer Document and related Acceptance Forms.
This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to purchase or subscribe for any securities.

Lazard & Co., Limited ("Lazard") is acting for UCB and no one else in connection with the Offer and will not be responsible to anyone other than UCB for providing the protections afforded to clients of Lazard or for providing advice in connection to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Celltech and no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to clients of Morgan Stanley or for providing advice in connection to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

J.P. Morgan plc ("JPMorgan") is acting for Celltech and no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protection afforded to clients of JPMorgan or for providing advice in connection to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

In the United States, UCB S.A. ("UCB") filed a Tender Offer Statement on Schedule TO containing the Offer Document and other related documentation and Celltech filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on 19 May 2004.  Free copies of these documents are available on the SEC's web site at http://www.sec.gov. Celltech Shareholders in the United States are urged to read the Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation as they contain important information.

Subject to compliance with all applicable regulations (including the City Code) and in accordance with normal UK market practice and exemptive relief granted by the SEC from Rule 14e-5 under the Exchange Act ("Rule 14e-5"), UCB or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Celltech Securities outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance.  These purchases may occur either in the open market at prevailing market prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as is required in the United Kingdom and communicated in the United States by way of an announcement by or on behalf of UCB.

The availability of the Offer to holders of Celltech Shares or Celltech ADSs who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions.  Holders of Celltech Shares or Celltech ADSs who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

Unless otherwise determined by UCB and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor is it being made in or into Australia, Belgium or Japan and the Offer is not capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Belgium, Canada or Japan.  Accordingly, unless otherwise determined by UCB and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Belgium, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Belgium, Canada or Japan or any other jurisdiction.  Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Belgium, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of Australia, Belgium, Canada or Japan or any other such jurisdiction.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 14 July, 2004